

August 14, 2014

<u>Via E-mail</u>
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted August 1, 2014**
> **CIK No. 0001604481**

Dear Mr. Rodgers:

We have reviewed your response to our prior comment letter to you dated May 30, 2014 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1. Please confirm you will continue to make conforming changes to this Form F-4, based on any comments we may have on the Form F-1, throughout the review process.

<u>Exhibit 5.1</u>

2. Please revise the last paragraph of the opinion to have legal counsel consent to the use of its name under the caption "Taxation —Belgian Tax Considerations" instead of "Tax Considerations—Belgian Tax Considerations" or advise.

<u>Exhibit 8.2</u>

3. Please revise the second and third sentences of the third paragraph on page 1 of the opinion to reference the captions "Taxation" and "Taxation—Belgian Tax Considerations" instead of "Tax Considerations" and "Tax Considerations—Belgian Tax Considerations."

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Gary J. Wolfe, Esq.